

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2025

Alex Xu
Chief Financial Officer
Qfin Holdings, Inc.
7/F Luijazui Finance Plaza, No. 1217 Dongfang Road
Pudong New Area, Shanghai 2000122 PRC

> **Re: Qfin Holdings, Inc.**
> **Form 20-F for the year ended December 31, 2024**
> **File No. 001-38752**

Dear Alex Xu:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Technology

cc:　　Haiping Li